SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Clearlake Private Markets Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

233 Wilshire Boulevard, Suite 800

Santa Monica, CA 90401

Telephone Number (including area code): (310) 400-8800

Name and address of agent for service of process:

Fred Ebrahemi

John Cannon

Clearlake Capital RIC Management, LLC

233 Wilshire Boulevard, Suite 800

Santa Monica, CA 90401

With copies of Notices and Communications to:

Rajib Chanda

Nathan Briggs

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Jonathan Gaines

Stephen Forster

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Santa Monica and State of California on the 21st day of May 2026.

CLEARLAKE PRIVATE MARKETS FUND

By:	/s/ Fred Ebrahemi
Name:	Fred Ebrahemi
Title:	Trustee

Attest:	/s/ Shahram Haghighi
Name:	Shahram Haghighi
Title:	Deputy General Counsel, Clearlake Capital Group